UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 21, 2006 (April 17, 2006)

Behringer Harvard REIT I, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas 75001
(Address of principal executive offices)
(Zip Code)

(866) 655-1605
(Registrant's telephone number, including area code)

None
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On April 17, 2006, Behringer Harvard Operating Partnership I LP, the operating partnership of Behringer Harvard REIT I, Inc. (which may be referred to herein as the "Registrant," "we," "our" or "us") entered into a Stock Purchase Agreement in order to acquire a 35-story office building and an adjacent fitness center containing approximately 1,184,432 combined rentable square feet, located on approximately 2.87 acres in Chicago, Illinois ("Riverside Plaza") through our acquisition of all of the issued and outstanding stock of BCSP III Illinois Properties Trust from an unaffiliated seller, Beacon Capital Strategic Partners III, L.P. The contract price for Riverside Plaza is $277.5 million excluding closing costs. We made an earnest money deposit of $10 million on April 18, 2006. We had substantially completed all of our due diligence with respect to Riverside Plaza prior to executing the purchase agreement. As a result, the earnest money is refundable only in the event of the occurrence of a limited number of events specified in the purchase agreement.

The consummation of the purchase of Riverside Plaza is subject to substantial conditions. Our decision to consummate the acquisition of Riverside Plaza will generally depend upon:

- the satisfaction of the conditions to the acquisition contained in the relevant contracts;

- no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

- our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

- our receipt of satisfactory due diligence information on certain remaining items, including tenant estoppel certificates and an estoppel letter relating to easements and operating agreements affecting the property.

Other properties may be identified in the future that we may acquire before or instead of Riverside Plaza. At the time of this filing, we cannot make any assurances that the closing of this acquisition is probable.

In evaluating Riverside Plaza as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at Riverside Plaza is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. Riverside Plaza will be subject to competition from similar office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. Neither we nor our operating partnership have considered any other factors materially relevant to our decision to acquire this property.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: April 21, 2006

By: /s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer